Exhibit 99.1

Yingli Green Energy Americas, Inc.

East Coast Office	West Coast Office
489 5th Ave., 9th Floor	601 California St., Suite 1150
New York, NY 10017	San Francisco, CA 94108
F +1.212.686.8806	F +1.415.788.8821

YINGLISOLAR.COM
NYSE:YGE
Headquarters
3099 North Chaoyang Avenue
Baoding 071051 China

Yingli Green Energy Comments on U.S. Department of Commerce’s Final Decision on Tariffs for Chinese Solar Cells and Modules

BAODING, CHINA — October 10, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic (“PV”) manufacturers, which markets its products under the brand “Yingli Solar”, today commented on the final countervailing duty (“CVD”) and anti-dumping (“AD”) rulings by the Department of Commerce regarding the import of Chinese PV cells and modules to the United States. According to the decision, solar modules produced in China containing solar cells originating from a third country are not subject to CVD and AD tariffs.

Should Yingli Green Energy export modules or cells produced entirely in China to the U.S. they would be part of the separate rates group, and would be subject to an anti-dumping tariff of 15.42% (after the required reduction in the rate to avoid double counting of anti-subsidy tariffs), and an anti-subsidy tariff of 15.24%. These rates are lower than what was proposed in the preliminary decision.

“Throughout this entire proceeding we have defended ourselves and the U.S. solar industry and we are grateful to our loyal customers, suppliers, partners and their employees who have united in our defense,” said Robert Petrina, Managing Director of Yingli Green Energy Americas. “We are looking forward to getting back to our daily business, focusing on innovation and outstanding customer support.”

Today’s decision by the Department of Commerce will be followed by a final decision on the International Trade Commission’s investigation by the end of November 2012.

“The potential of the U.S. solar market is vast, and we remain dedicated despite the industry’s challenges throughout this past year,” said Mr. Liangsheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We will always be appreciative to the overwhelming majority of the American solar industry who stood behind us and the other respondents.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. In August 2012, Yingli Green Energy reached a balanced vertically integrated production capacity of 2,450 MW per year, from facilities located in Baoding, Haikou, Tianjin and Hengshui, respectively. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China, Japan and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

YINGLI GREEN ENERGY CONTACTS:

In China:
Qing Miao
Director of Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:
Helena Kimball
Head of Marketing
Yingli Green Energy Americas, Inc.
Tel: +1 603 5915812
E-mail: helena.kimball@yingliamericas.com

In Europe:
Rebecca Jarschel
Marketing Communications Manager
Yingli Green Energy Europe GmbH
Tel: +49 89 540303412
E-mail: rebecca.jarschel@ygee.eu